Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-227001

The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement
Subject to Completion:
Dated April 8, 2021
To the Product Prospectus Supplement FIN-1 Dated September 20, 2018, and the Prospectus and Prospectus Supplement, each dated September 7, 2018
$ __________ Fixed to Floating Rate Notes, Due April __, 2028 Royal Bank of Canada

Royal Bank of Canada is offering the CMS Fixed to Floating Rate Notes (the “Notes”) described below.
The CUSIP number for the Notes is 78014RDJ6.
The Notes will pay interest quarterly on the __th day of each January, April, July and October, commencing on July __, 2021, and ending on the Maturity Date.
The “Reference Rate” is the 2 Year CMS rate. The Notes will accrue interest at the following rates during the indicated years of their term:
•	From and including April __, 2021 to, but excluding April __, 2023: at least 1.75% per annum (to be determined on the pricing date)
•	From and including April __, 2023 to, but excluding April __, 2028: the Reference Rate (subject to a Coupon Floor of 0% and a Coupon Cap of 2.75%)
The Notes will not be listed on any securities exchange.
Investing in the Notes involves a number of risks. See “Additional Risk Factors” on page P-7 of this pricing supplement, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement FIN-1 dated September 20, 2018, and “Risk Factors” beginning on page S-1 of the prospectus supplement dated September 7, 2018.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The initial estimated value of the Notes as of the pricing date is expected to be between $987.50 and $992.50 per $1,000 in principal amount, and will be less than the price to the public.  The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the pricing date.  The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.
RBC Capital Markets, LLC will offer the Notes at varying public offering prices related to prevailing market prices, and will purchase the Notes from us on the Issue Date at purchase prices that are expected to be between 99.50% and 100% of the principal amount. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on April __, 2021, against payment in immediately available funds.
RBC Capital Markets, LLC

Fixed to Floating Rate Notes Royal Bank of Canada
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement FIN-1, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (“Royal Bank”)
Underwriter:	RBC Capital Markets, LLC
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000
Pricing Date:	April __, 2021
Issue Date:	April __, 2021
Maturity Date:	April __, 2028
Interest Rate:
From and including April __, 2021 to, but excluding April __, 2023: at least 1.75% per annum (to be determined on the pricing date)
From and including April __, 2023 to, but excluding April __, 2028 (the “Floating Rate Period”): the Reference Rate (subject to a Coupon Floor of 0.00% and a Coupon Cap of 2.75%)

Reference Rate:	2 Year CMS Rate, as reported on Reuters Page ICESWAP1 or any successor page thereto at 11:00 am New York time
Coupon Floor:	0.00%
Coupon Cap:	2.75%
Day Count Fraction:	30/360
Type of Note:	Fixed to Floating Rate Notes
Interest Payment Dates:
Quarterly, on the __ day of each January, April, July and October, commencing on July __, 2021 and ending on the Maturity Date. If any Interest Payment Date is not a New York business day, interest will be paid on the next New York business day as further discussed beginning on page S-20 of the prospectus supplement, without adjustment for period end dates and no additional interest will be paid in respect of the postponement.

Interest Period:	Each period from and including an Interest Payment Date (or, for the first period, the Settlement Date) to but excluding the next following Interest Payment Date.
Interest Determination Date During Floating Rate Period:
Five U.S. government securities settlement days prior to the beginning of the applicable interest period, beginning prior to April __, 2023. A “U.S. government securities settlement day” is any day except a Saturday, a Sunday, or a day on which The Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Redemption:	Not Applicable.
Survivor’s Option:	Not Applicable.

P-2	RBC Capital Markets, LLC

Fixed to Floating Rate Notes Royal Bank of Canada
U.S. Tax Treatment:
We intend to take the position that the Notes will be treated as variable rate debt instruments providing for stated interest at a single fixed rate and a qualified floating rate for U.S. federal income tax purposes.  Under this characterization, the Notes may be issued with de minimis OID.  Please see the discussion in the accompanying product prospectus supplement FIN-1 dated September 20, 2018 under the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences,” and the accompanying prospectus dated September 7, 2018 under the section entitled “Tax Consequences—United States Taxation” and specifically the discussion in the accompanying prospectus under the section entitled “Tax Consequences—United States Taxation—Original Issue Discount—Variable Rate Debt Securities.”
The accompanying product prospectus supplement notes that FATCA withholding on payments of gross proceeds from a sale or redemption of the Notes will only apply to payments made after December 31, 2018. That discussion is modified to reflect regulations proposed by the U.S. Treasury Department that eliminate the requirement of FATCA withholding on payments of gross proceeds upon the disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Notes.

P-3	RBC Capital Markets, LLC

Fixed to Floating Rate Notes Royal Bank of Canada
Determination of CMS Rate:
The 2 Year CMS Rate will be the rate for U.S. dollar swaps with a maturity for the specified number of years, expressed as a percentage, on the applicable Interest Determination Date.
If the 2 Year CMS Rate is not reported on any Interest Determination Date for reasons other than that rate being discontinued or ceasing to be published permanently or indefinitely (as determined by the Calculation Agent), then the 2 Year CMS Rate will be a percentage determined on the basis of the mid-market, semi-annual swap rate quotations provided by five leading swap dealers in the New York City interbank market at approximately 11:00 a.m., New York City time, on that Interest Determination Date. For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to the applicable number of years commencing on the first date of the applicable interest period and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an Actual/360 day count basis, is based on a 3-month LIBOR rate (or any rate that the Calculation Agent determines to be a successor or an alternative rate to 3-month LIBOR). The Calculation Agent will select the five swap dealers after consultation with us and will request the principal New York City office of each of those dealers to provide a quotation of its rate. If at least three quotations are provided, the 2 Year CMS Rate for that Interest Determination Date will be the arithmetic mean of the quotations, eliminating the highest and lowest quotations or, in the event of equality, one of the highest and one of the lowest quotations.
If the Calculation Agent determines that the 2 Year CMS Rate has been discontinued or that rate has ceased to be published permanently or indefinitely, or if fewer than three leading swap dealers selected by the Calculation Agent are quoting as described above, the Calculation Agent may, in its sole discretion, identify an alternative rate that it determines to represent the same or a substantially similar measure or benchmark as the 2 Year CMS Rate and that is fair and reasonable under the circumstances (any such alternative rate, an “Alternate Rate”), and the Calculation Agent may determine the 2 Year CMS Rate for the current (and any subsequent) Interest Determination Dates by reference to such Alternate Rate. Upon the selection of an Alternate Rate, all references in this pricing supplement to the 2 Year CMS Rate will instead be deemed to refer to the Alternate Rate.
If the Calculation Agent has selected an Alternate Rate in accordance with the foregoing, the Calculation Agent may determine in its sole discretion, any changes needed to the terms of the Notes to account for any technical, administrative or operational changes resulting from the calculation of or payment of interest on the Notes based on the Alternate Rate (including but not limited to the timing and frequency of Interest Determination Dates) in a manner that it determines to be consistent with industry-accepted practices for that successor or alternative rate.

Calculation Agent:	RBC Capital Markets, LLC
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated September 7, 2018).

P-4	RBC Capital Markets, LLC

Fixed to Floating Rate Notes Royal Bank of Canada
Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on pages P-2 and P-3 of this pricing supplement and the applicable terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1 dated September 20, 2018, as modified by this pricing supplement.

P-5	RBC Capital Markets, LLC

Fixed to Floating Rate Notes Royal Bank of Canada
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated September 7, 2018, as supplemented by the prospectus supplement dated September 7, 2018 and the product prospectus supplement FIN-1 dated September 20, 2018, relating to our Senior Global Medium-Term Notes, Series H, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 7, 2018, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated September 20, 2018 and “Additional Risk Factors” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 7, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000121465918005973/l96181424b3.htm
Prospectus Supplement dated September 7, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000121465918005975/f97180424b3.htm
Product Prospectus Supplement FIN-1 dated September 20, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000114036118038802/form424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” the “Bank,” “we,” “us,” or “our” refers to Royal Bank of Canada.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.

P-6	RBC Capital Markets, LLC

Fixed to Floating Rate Notes Royal Bank of Canada
HYPOTHETICAL EXAMPLES
The table below presents examples of the hypothetical interest which will accrue on the Notes with a principal amount of $1,000 during the Floating Rate Period. The examples below are for purposes of illustration only. The actual interest payments will depend on the Reference Rate on each Interest Determination Date. The applicable interest rate for each interest period will be determined on a per-annum basis but will apply only to that interest period. Certain amounts in the table have been rounded for ease of analysis.
Hypothetical Reference Rate	Hypothetical Interest Rate (per annum)	Hypothetical Quarterly Interest Payment
0.00%	0.00%	$0
0.50%	0.50%	$1.25
1.00%	1.00%	$2.50
1.50%	1.50%	$3.75
2.00%	2.00%	$5.00
2.50%	2.50%	$6.25
2.75%	2.75%	$6.875
3.00%	2.75%	$6.875
3.50%	2.75%	$6.875
4.00%	2.75%	$6.875
4.50%	2.75%	$6.875
5.00%	2.75%	$6.875

P-7	RBC Capital Markets, LLC

Fixed to Floating Rate Notes Royal Bank of Canada
ADDITIONAL RISK FACTORS
The Notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the terms of the Notes.  For additional information as to the risks related to an investment in the Notes, please see the accompanying product prospectus supplement FIN-1 dated September 20, 2018 and the prospectus supplement and prospectus, each dated September 7, 2018. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.
Risks Relating to the Terms and Structure of the Notes
The Interest Payments on the Notes Are Subject to a Cap. Beginning in the third year of the Notes, the interest payable on the Notes is subject to the Coupon Cap.  Accordingly, you will not benefit from any increase in the Reference Rate that exceeds the Coupon Cap.
Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on our ability to pay all amounts due on the Notes on the interest payment dates and at maturity, and, therefore, investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decrease in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the Notes.
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public. The initial estimated value that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the level of the Reference Rate, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.
The Initial Estimated Value of the Notes that We Will Provide in the Final Pricing Supplement Is an Estimate Only, Calculated as of the Time the Terms of the Notes Are Set. The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate will be based on a variety of assumptions, including our credit spreads, expectations as to interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

P-8	RBC Capital Markets, LLC

Fixed to Floating Rate Notes Royal Bank of Canada
The value of the Notes at any time after the pricing date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
Risks Relating to the 2 Year CMS Rate
Recent Regulatory Investigations Regarding Potential Manipulation of CMS Rates May Adversely Affect Your Notes. It has been reported that certain U.S. and non-U.S. regulators are investigating potential manipulation of CMS rates and other swap rates. If such manipulation occurred, it may have resulted in these rates, including the Reference Rate, being artificially lower (or higher) than it or they would otherwise have been. Any changes or reforms affecting the determination or supervision of these rates in light of these investigations may result in a sudden or prolonged increase or decrease in these reported rates, which may have an adverse impact on the trading market for CMS-benchmarked securities, such as the Notes, the market value of your notes and the payments on your Notes after the first two years of their term.
Uncertainty About the Future of LIBOR and the Potential Discontinuance of LIBOR May Adversely Affect the Value of the Notes. The 2 Year CMS Rate is based on hypothetical interest rate swaps referencing 3-month U.S. Dollar LIBOR; accordingly, the determination of this rate relies on the calculation of LIBOR. The Chief Executive of the United Kingdom Financial Conduct Authority (the “FCA”), which regulates LIBOR, has announced that the FCA intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR after 2021. ICE Benchmark Administration, the administrator of LIBOR, has indicated that it intends to cease publishing 3-month LIBOR after June 2023.  At this time, it is not possible to predict the effect of any such changes on 3-month U.S. dollar LIBOR and, therefore, the 2 Year CMS Rate. Uncertainty as to the nature of such potential changes or other reforms may adversely affect the payments on the Notes after the second year of their term, and accordingly, the value of and the trading market for the Notes during their term. If the 2 Year CMS Rate is discontinued, the Calculation Agent will have significant discretion in determining the interest payable on the Notes.

Under Certain Circumstances, the 2 Year CMS Rate May be Replaced by a Different Rate.  As discussed in the “Summary” section above, if on any Interest Determination Date the 2 Year CMS Rate has been discontinued or has ceased to be published, we may replace that rate with a different rate.  The successor rate may have different levels on one or more Interest Determination Dates than the 2 Year CMS Rate may have had, which may have a material adverse effect on the payments on the Notes.

P-9	RBC Capital Markets, LLC

Fixed to Floating Rate Notes Royal Bank of Canada
HISTORICAL INFORMATION
Historically, the Reference Rate has experienced significant fluctuations. Any historical upward or downward trend in the level of the Reference Rate during any period shown below is not an indication that the interest payable on the Notes is more or less likely to increase or decrease at any time during the Floating Rate Period.
The graph below sets forth the historical performance of the Reference Rate from January 1, 2011 through April 6, 2021.
Source: Bloomberg L.P.
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

P-10	RBC Capital Markets, LLC

Fixed to Floating Rate Notes Royal Bank of Canada
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
We expect that delivery of the Notes will be made against payment for the Notes on or about April __, 2021, which is expected to be the second (2nd) business day following the Pricing Date (this settlement cycle being referred to as “T+2”). See “Plan of Distribution” in the prospectus supplement dated September 7, 2018. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated September 7, 2018.
After the initial offering of the Notes, the price to the public may change.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of up to approximately six months after the issue date of the Notes, the value of the Notes that may be shown on your account statement is expected to be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.
Each of RBCCM and any other broker-dealer offering the Notes have not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the Notes to, any retail investor in the European Economic Area (“EEA”) or in the United Kingdom. For these purposes, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (b) a customer, within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or the United Kingdom has been prepared, and therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA or the United Kingdom may be unlawful under the PRIIPs Regulation.

P-11	RBC Capital Markets, LLC

Fixed to Floating Rate Notes Royal Bank of Canada
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the Reference Rate. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value included in the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Rate, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you. The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs. These factors result in the initial estimated value for the Notes on the pricing date being less than their public offering price. See “Additional Risk Factors—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

P-12	RBC Capital Markets, LLC